

10035290

) STATES
CHANGE COMMISSION
)N, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/27/2008 (MM / DD / YY) **AND ENDING** 12/31/2009 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Republic Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pine Street
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Tateosian 415-296-5810
(Area Code - - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name -- *if individual, state last, first, middle name*)

214 N. Tyron Street, Suite 3600	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

SEC Mail Mail Processing Section
MAR 01 2010
Washington, DC 106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/2010

OATH OR AFFIRMATION

I, David Tateosian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Republic Securities Company, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

D. L. Tateosian

Signature

President

Title

L. Croan

Notary Public



LINDSEY CROAN
Commission # 1778858
Notary Public - California
San Francisco County
My Comm. Expires Nov 8, 2011

This report** contains (check all applicable boxes):

- ☒ Independent Auditors' Report
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Republic Securities Company, LLC
(A Wholly Owned Subsidiary of Bank of America, N.A.)
Index
December 31, 2009

PricewaterhouseCoopers LLP
214 N. Tryon Street
Ste 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Auditors

To the Member and Board of Directors of
First Republic Securities Company, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in member's equity and of cash flows present fairly, in all material respects, the financial position of First Republic Securities Company, LLC (the "Company") at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2010

First Republic Securities Company, LLC
(A Wholly Owned Subsidiary of Bank of America, N.A.)
Statement of Financial Condition
December 31, 2009

(in thousands, except per share amounts)

Assets	
Cash and Cash Equivalents	$ 10,460
Commissions Receivable	121
Receivable from Clearing Organization	849
Prepaid Expenses	79
Other Receivables	1,101
Deposit with Clearing Broker	100
Total assets	12,710
Liabilities and Member's Equity	
Liabilities	
Payable to Parent and affiliates (net)	$ 965
Securities sold, not yet purchased, at market value	6
Accounts payable and accrued expenses	1,489
	2,460
Members Equity	
Common stock, $0.01 par value - Authorized and outstanding 10,000 shares	-
Additional paid-in capital	7,620
Retained earnings	2,630
	10,250
Total liabilities and member's equity	$ 12,710

The accompanying notes are an integral part of these financial statements.

First Republic Securities Company, LLC
(A Wholly Owned Subsidiary of Bank of America, N.A.)
Statement of Income
Year Ended December 31, 2009

(in thousands)

Revenue	
Agency commissions	$ 3,868
Principal commissions	2,759
Mutual fund fees	2,557
Money market mutual funds fee	2,492
Funds on deposit with Parent	1,915
Other income	709
Interest income (net)	109
Total revenue	14,409
Expenses	
Salaries and related benefits	$ 4,785
Commission and referral payout	2,695
Occupancy	640
Professional fees and advertising	457
Clearing fees	1,473
Information systems	704
Travel expenses and entertainment	129
Regulatory fees	120
Insurance	265
Dues and subscriptions	455
Other general and administrative	56
Total expenses	11,779
Net income	$ 2,630

The accompanying notes are an integral part of these financial statements.

First Republic Securities Company, LLC
(A Wholly Owned Subsidiary of Bank of America, N.A.)
Statement of Changes in Member's Equity
Year Ended December 31, 2009

(in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 27, 2008	$ -	$ 16,011	$ 3,905	$ 19,916
Purchase accounting adjustments	-	(8,391)	(3,905)	(12,296)
Balance at January 1, 2009	-	7,620	-	7,620
Net Income	-	-	2,630	2,630
Balance at December 31, 2009	-	7,620	2,630	10,250

The accompanying notes are an integral part of these financial statements.

First Republic Securities Company, LLC

(A Wholly Owned Subsidiary of Bank of America, N.A.)

Statement of Cash Flows

Year Ended December 31, 2009

(In thousands)

Cash Flows from Operating Activities	
Net income	$ 2,630
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Prepaid expenses	(79)
Other receivables	(1,090)
Receivable from clearing organizations	(587)
Commissions receivable	962
Securities sold, not yet purchased	6
Accounts payable and accrued expenses	(246)
Payable to Parent and affiliates, net	431
Net cash provided by operating activities	2,027
Net Increase in Cash and Cash Equivalents	2,027
Cash and Cash Equivalents - Beginning Of Year	8,433
Cash and Cash Equivalents - End of Year	10,460

In connection with Bank of America Corporation's acquisition of Merrill Lynch & Co. Inc., the Company recorded purchase accounting adjustments during 2009. These adjustments were recorded as non-cash reductions to capital. See Note 2.

The accompanying notes are an integral part of these financial statements.

(in thousands)

1. Organization and Summary of Significant Accounting Policies

Organization and Nature of Business — First Republic Securities Company, LLC (the "Company") was formed as a Nevada limited liability company in July 2000 and operated as a wholly owned subsidiary of First Republic Bank, a Nevada Corporation, until the acquisition of First Republic Bank by Merrill Lynch & Co. Inc ("Merrill Lynch & Co.") in September 2007. The Company was a wholly owned subsidiary of Merrill Lynch Bank & Trust Co., FSB (the "Bank"), a federal stock savings bank, which was a wholly owned subsidiary of Merrill Lynch & Co. Inc. On January 1, 2009, the Parent of Merrill Lynch Bank & Trust Co., FSB, Merrill Lynch & Co. Inc., was acquired by Bank of America Corporation ("Bank of America") through the merger with a wholly owned subsidiary of Bank of America. On November 2, 2009, the Bank merged with and into Bank of America, N.A. ("BANA"), a national bank and a wholly owned indirect subsidiary of Bank of America Corporation. The Company became a subsidiary of BANA. As a result of the change in control, the Company changed its fiscal year end from the last Friday in December to the last calendar day of the year. In addition, the Company's activities after its 2008 fiscal year end through December 31, 2008 are included in the Statement of Income for 2009. This change caused five additional days of activity to be recorded in 2009, resulting in approximately $2 of additional net income.

The Company is a registered member of the Financial Industry Regulatory Authority, Inc. and the Securities and Exchange Commission and is actively engaged in the business of providing broker-dealer services. The Company's business includes distribution of investment products and services, which involves introducing mutual funds and fixed income securities on an agency or riskless principal basis. The Company is a full disclosure broker dealer and clears all securities transactions though a clearing broker. The Company does not hold customer accounts.

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The Company is engaged in a single line of business as a securities broker dealer.

Revenue Recognition
Revenues and expenses are recorded on a trade-date basis.

Income Taxes
As a single member limited liability company, the Company is not subject to federal and state corporate income taxes on its taxable income. Instead, the net income of the Company is included in the federal and state tax returns of BANA. The Company does not pay income taxes to BANA, does not have a tax sharing agreement with BANA, and management does not have the intention of changing these facts. Thus, the Company has many attributes of a pass-through entity and income taxes are not presented in its financial statements. An estimated calculation of income tax has been included as part of the notes to the financial statements.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits with original maturities of three months or less.

(in thousands)

Deposit With Clearing Broker
The Company maintains a minimum balance of $100 in a deposit account with its clearing broker-dealer. In the event of a substantial change in the nature and extent of the Company's business operations, the clearing broker may request an additional amount be deposited in the deposit account.

Use of Estimates
The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the financial statements, and (c) the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include commissions, bonus, and referral fees.

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") 105, "Generally Accepted Accounting Principles" ("ASC 105"). ASC 105 approved the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative nongovernmental GAAP. All existing accounting standards have been superseded and all other accounting literature not included in the Codification is considered nonauthoritative. The Codification is effective for interim or annual periods ending after September 15, 2009. The adoption of ASC 105 did not impact the Company's financial condition, results of operations or cash flows. All accounting references within this report are in accordance with the Codification.

2. Bank of America Corporation Acquisition

Management estimated the fair value of assets and liabilities as of the acquisition date to be equal to their carrying value. The Parent concluded that no goodwill and other intangible assets should be recorded as a result of the acquisition. Previously recorded goodwill and intangible assets were written off with the net reduction recorded as a reduction to additional paid–in capital. The following table presents the purchase accounting adjustments:

(in thousands)

	Net Carrying Amount December 2008	Purchase Accounting Adjustment	Net Carrying Amount January 2009
Assets			
Goodwill	$ 4,643	$ (4,643)	$ -
Customer relationships	7,566	(7,566)	-
Trade name	87	(87)	-
Total Assets	$ 12,296	$ (12,296)	$ -
Liabilities and Member's Equity			
Additional paid-in capital	$ 16,011	$ (8,391)	$ 7,620
Retained earnings	3,905	(3,905)	-
Total Liabilities and Member's Equity	$ 19,916	$ (12,296)	$ 7,620

3. Transactions with the Bank and Affiliates

The Company has a cash account with BANA in the amount of $438 as of December 31, 2009.

The Company has a revenue sharing agreement with BANA for the revenue derived from money market mutual fund activities that are directed to BANA. The revenue received by the Company for this money market mutual fund activity was $2,492 in 2009.

The Company and BANA have an expense-sharing agreement for salaries, rent, and certain general and administrative expenses. Expenses allocated by BANA are paid by the Company. BANA allocated $1,893 for such expenses in 2009 which are recorded in their respective categories in the Statement of Income.

In June 2009, the Company entered into a revenue sharing agreement with BANA for the revenue derived from Eagle Bank Sweep, which are client brokerage funds on deposit with Parent. Non invested cash in a clients brokerage account is swept overnight into BANA into an omnibus checking account. BANA allocated $1,915 to the Company for such revenue.

BANA and First Republic Wealth Advisors (FRWA) pay the Company management fees related to the training and licensing of their licensed representatives. In 2009, this management fee income was $220 and $21 from BANA and FRWA, respectively, and is recorded in other income in the Statement of Income.

4. Share-Based Compensation

The Company's employees participate in share-based employee compensation plans sponsored by Merrill Lynch. Share-based compensation is provided through awards of restricted stock that is restricted only as to vesting requirements. The Company applies the fair value method of accounting, using the modified prospective method of transition, in accordance with ASC 718, Share-Based Payment. The Company adjusts compensation costs for estimated forfeitures. The Company recognizes compensation cost in salaries and related benefits expense over the period

(in thousands)

from the grant date until final vesting. The share-based compensation expense for the year ended December 31, 2009, was $352.

5. Commitments and Contingencies

The Company's customers' transactions are introduced to the Clearing Broker ("Pershing") for execution, clearance, and settlement. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligation to Pershing, the Company may be required to reimburse Pershing for losses on these obligations. The Company has established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory requirements.

The Company has sold a security that it does not currently own and will therefore be obligated to purchase such security at a future date. The Company has recorded this obligation in the financial statements at December 31, 2009 at the fair value of the related security and will incur a loss if the value of the security increases subsequent to December 31, 2009.

From time to time, the Company is named in judicial, arbitration and regulatory matters arising in connection with its business. In accordance with ASC 450, Contingencies, the Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it becomes probable a matter will result in a liability and the amount of loss, if any, can be reasonably estimated. The Company has been named in an arbitration and threatened litigation by two customers who purchased shares in an investment fund sponsored by an affiliate of the Company, First Republic Investment Management. During 2008, the investment fund incurred losses and closed. Such customers are claiming losses in connection with their investments in the fund. The Company believes it has meritorious defenses and intends to defend these matters vigorously. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these matters will not result in any material adverse effect on the Company's financial position, results of operations, and cash flows.

6. Income Taxes

The Company is a wholly owned limited liability company and has many attributes of a pass-through entity as described in Note 1. However if income taxes were presented, tax expense calculated as 40% of pre-tax income would approximate $1,052 for the year ended December 31, 2009.

7. Sale of First Republic Bank

On October 21, 2009, Bank of America announced that it had entered into a definitive agreement to sell First Republic Bank to a number of investors, led by First Republic's existing management, and including investment funds managed by Colony Capital, LLC and General Atlantic LLC. The transaction is expected to close in the second quarter of 2010, subject to receipt of all regulatory approvals. Upon completion of the transaction, the Company will become a subsidiary of a newly formed enterprise doing business as First Republic Bank. No changes in the Company's Board of Directors or material agreements are expected as a result of this proposed transaction.

(in thousands)

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $8,630 which was $8,466 in excess of its required net capital of $164. The ratio of aggregate indebtedness to net capital is .28 to 1 as of December 31, 2009.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through Pershing LLC, a Bank of New York Securities Group Company.

9. Subsequent events

The Company evaluated the effects of subsequent events that occurred subsequent to the year ended December 31, 2009, and through February 25, 2010, which is the date we issued our financial statements. During this period, there have been no material events that would require recognition in our 2009 financial statements or disclosure in the notes to the financial statements.

First Republic Securities Company, LLC

(A Wholly Owned Subsidiary of Bank of America, N.A.)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities and Exchange Commission

Year Ended December 31, 2009 — Schedule I

(In thousands)

Net Capital		
Total member's equity	$	10,250
Less nonallowable assets and other deductions or charges:		
Cash with affiliates		438
Prepaid expenses and other receivables		1,180
Other deductions and/or charges		2
Net capital	$	8,630
Aggregate Indebtedness		
Payable to Parent and affiliates	$	965
Accounts payable and accrued expenses		1,489
Total Aggregate Indebtedness		2,454
Computation of Basic Net Capital Requirement		
Net capital required – greater of $100,000 or 6-2/3% of aggregate indebtedness	$	164
Net capital in excess of requirements	$	8,466
Ratio of aggregate indebtedness to net capital		28%

First Republic Securities Company, LLC

(A Wholly Owned Subsidiary of Bank of America, N.A.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year Ended December 31, 2009 **Schedule II**

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

PricewaterhouseCoopers LLP
214 N. Tryon Street
Ste 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

To the Member and Board of Directors of
First Republic Securities Company, LLC:

In planning and performing our audit of the financial statements of First Republic Securities Company, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control

deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2010

PRICEWATERHOUSECOOPERS

First Republic Securities Company, LLC

(A Wholly Owned Subsidiary of Bank of America, N.A.)
(SEC Identification No. 8-52973)

Financial Statements and Supplemental Schedules for the Year Ended December 31, 2009, and Independent Auditors' Report and Supplemental Report on Internal Control